## SECURITIES AND EXCHANGE COMMISSION

## Washington D.C. 20549

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## FORM 8-K
## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 29, 2000

## CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

| OHIO | 1-8944 | 34-1464672 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 1100 Superior Avenue, Cleveland, Ohio | 44114 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

**Regulation FD Disclosure.**
Cleveland-Cliffs Inc published a News Release on December 29, 2000 as follows:

## CLIFFS COMMENTS ON BANKRUPTCY FILING
## BY LTV CORPORATION

CLEVELAND, OH – December 29, 2000 – Cleveland-Cliffs Inc (NYSE:CLF) said today that the impact on Cliffs of the Chapter 11 filing by The LTV Corporation (NYSE:LTV) will depend upon the specific actions undertaken by LTV. With the planned closure of LTV's wholly-owned iron ore mine in Minnesota at the end of February, 2001, LTV is expected to be a major iron ore customer of Cliffs in 2001 and beyond under a multi-year sales contract, signed earlier this year. Cliffs officials said that the Company does not have significant trade accounts receivables under this sales contract with LTV at this time. LTV is also a 25-percent partner in the Cliffs-managed Empire Mine in the Upper Peninsula of Michigan.

John S. Brinzo, Cliffs chairman and chief executive officer, said, "There are substantial contractual obligations and management relationships between Cliffs and LTV. At this time, it is premature to speculate on the impact on Cliffs or the Empire Mine. However, non-performance by LTV on these obligations could have a significant impact on Cliffs and/or the Empire Mine."

Brinzo further said, "We have a long and valued relationship with LTV which we expect to continue. We are deeply disturbed that yet another U.S. steel company has been forced to file for protection under Chapter 11 of the U.S. bankruptcy laws. Unless rapid actions are taken to halt unfairly traded steel imports, and soaring, uncontrolled natural gas prices, we will continue to witness the destruction of the domestic steel industry."

**************

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements with respect to the LTV bankruptcy that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties. Actual results may differ materially from such statements due to the actions which LTV may take, the development of LTV's Chapter 11 case, and economic and market conditions of LTV.

The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

## SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**CLEVELAND-CLIFFS INC**

By: /s/ C. B. Bezik

    Name: C. B. Bezik
    Title: Senior Vice President-Finance

Dated: January 2, 2001

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